LUSE GORMAN POMERENK & SCHICK

A PROFESSIONAL CORPORATION

ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 400

WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000

FACSIMILE (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2009	mlevy@luselaw.com

February 3, 2014

Via E-Mail

Mr. Christian Windsor

Special Counsel

Securities and Exchange Commission

Office of Financial Services

Washington, D.C. 20549-3561

Re:	Poage Bankshares, Inc.
Registration Statement on Form S-4
Filed January 2, 2014
File No. 333-193157

Dear Mr. Windsor:

The letter replies to your letter of January 28, 2014 providing comments on the above-referenced filing for Poage Bankshares, Inc. (the “Company”). The Company’s responses are set forth below and are referenced to the staff’s comment letter.

Registration Statement on Form S-4

General

1.	Please revise to include updated financial statements noting the updating requirements of Rule 8-08 of Regulation S-X. Please also provide an updated consent from your independent accountant in your next pre-effective amendment.

Response:

The Company anticipates that its registration statement on Form S-4 will be declared effective by February 14, 2014, pursuant to Rule 8-08(a) of Regulation S-X (e.g., within 45 days after the end of its December 31, 2013 fiscal year).

Mr. Christian Windsor

February 3, 2014

If the Company is not declared effective by February 14, 2014, Rule 8-08(b) allows it until 90 days after the end of its December 31 fiscal year to include its September 30, 2013 financial information, because (i) its reports have been timely filed (ii) the Company reasonably and in good faith expects to report income from continuing operations before taxes for the upcoming fiscal year for which audited financial statements are not yet available; and (iii) the Company reported income before taxes in each of its last several fiscal years. In this regard, we note that the Company reported net income for the year ended September 30, 2013, its previous fiscal year, and expects to report net income for the twelve month period ended December 31, 2013. The Company will be filing its transition period 10-K by the March 31, 2014 required filing date.

2.	Please amend to include audited financial statements of the target or tell us how you determined they were not required detailing the guidance on which you rely.

Response:

Town Square Financial has not obtained an audit of its consolidated financial statements for the fiscal year ended December 31, 2012 or previous periods . As a result, we do not believe that an audit is required for its financial statements in the proxy statement-prospectus. In this regard, please note Form S-4, Item 17, Instruction 1, which states:

The financial statements required by this paragraph for the latest fiscal year need be audited only to the extent practicable. The financial statements for the fiscal years before the latest fiscal year need not be audited if they were not previously audited.

In addition, please note the Division of Corporation Finance’s Financial Reporting Manual, Section 2200.7, which states when the target is a non-reporting company and the Form S-4 is not being used for resale to the public by any person who is deemed an underwriter within the meaning of Securities Act Rule 145(c), then the target’s latest fiscal year financial statements need be audited only if it is “practicable” to do so. Historically, Town Square Financial did not obtain an audit of its consolidated financial statements.

Town Square Financial has begun the audit process for its December 31, 2013 year-end consolidated financial statements and such audit will be completed and filed in a Form 8-K filed by the Company 71 calendar days after the fourth business day following consummation of the acquisition.

3.	Please tell us how you considered the Form 8-K requirements related to the acquisition and tell us the status of those filings. Specifically tell us if you plan to file audited financial statements and if so, the periods that will be audited.

Response:

The Company will file Town Square Financial’s audited consolidated financial statements for the year ended December 31, 2013 in a Form 8-K filed 71 calendar days after the fourth business day following consummation of the acquisition.

Mr. Christian Windsor

February 3, 2014

4. ASC 805-10-50-1 requires you to disclose information that enables users of your financial statements to evaluate the nature and financial effect of the merger. Considering this guidance, please revise to disclose the dollar amount of loans you acquired with evidence of credit deterioration and how you identified loans accounted for under ASC 310-30.

Response:

The following has been added to the Unaudited Pro Forma Condensed Combined Financial Information Relating to the Town Square Financial Acquisition section on p. 17, footnote 4:

Poage Bankshares engaged an independent third party to conduct a review of Town Square Financial’s loan portfolio. Based on this review, loans totaling $14.8 million were identified with evidence of credit deterioration.

Letter to Shareholders/Prospectus Cover Page

5.	Please indicate how many shares Poage is offering. See Item 501(b)(2) of Regulation S-K.

Response:

The requested disclosure regarding the number of shares Poage Bankshares is offering in connection with the Merger Agreement has been included in the Town Square Financial letter to shareholders.

6.	Please indicate the trading price of Poage stock on the date prior to the merger announcement and as of a recent date. Similarly, calculate the implied value of the 2.3289 share merger consideration on each date.

Response:

The requested disclosure regarding the trading price of Poage Bankshares common stock on October 18, 2013 (the date prior to the merger announcement) and as of a recent date and the implied value based upon the exchange ratio has been included in the Town Square Financial letter to shareholders.

Summary

7.	Add a new section summarizing proration and allocation of the merger consideration.

Response:

The requested disclosure summarizing proration and allocation of the merger consideration has been added on pages 5 and 37 of the proxy statement/prospectus.

8.	Disclose here or elsewhere in the forepart of the document that 52% of Town Square Financial shares are owned by insiders, and whether it is known how these shares will be voted.

Response:

The requested disclosure summarizing the voting agreements of Town Square Financial’s insiders has been added on page 7 of the proxy statement/prospectus.

Mr. Christian Windsor

February 3, 2014

What Town Square Financial Shareholders Will Receive in the Merger, page 6

9.	Please indicate the implied value of the stock consideration as of a recent date.

Response:

The requested disclosure regarding the implied value of the stock consideration as of a recent date based upon the exchange ratio has been disclosed on page 4. Poage Bankshares will disclose the closing price as of the date prior to the mailing of the proxy statement/prospectus as its most recent date.

Material U.S. Federal Income Tax Consequences of the Merger, page 6

10.	Revise to eliminate the uncertain language, specifically the phrases in the first line: "intend that the Merger will qualify" and "[I]f the Merger qualifies," to clearly state that you have received an opinion that the stock portion of the merger consideration will be tax free to shareholders. In addition, state that you filed the legal opinion as an exhibit to the registration statement. Make corresponding changes in the main tax section in response to this comment.

Response:

The referenced section has been revised to state that the legal tax opinion has been filed as an exhibit to the registration statement. Please see page 5 of the proxy statement/prospectus.

Your Board of Directors Unanimously Recommends, page 7

11.	Please include a substantive reason for the merger, as discussed on page 42.

Response:

The requested clarification regarding the reasons that the Town Square Financial Board of Directors unanimously recommend approval of the merger agreement has been added on pages 6 through 7.

Interests of Certain Persons in the Merger., page 8

12.	Please revise the heading to indicate that the "certain persons" are officers and directors.

Response:

The requested clarification to the heading has been made on pages 8 and 55.

Mr. Christian Windsor

February 3, 2014

13.	Quantify the value of all the officers' and directors' interests in the merger that are different from the interests of other shareholders. In the Summary, aggregate amounts by compensation type are sufficient. Provide full disclosure and quantification in the main section for each individual. For example, quantify the value of the employment agreement, the indemnification and insurance agreements and possible payouts under change of control agreements and severance agreements.

Response:

The referenced section has been revised to describe the value of officers’ and directors’ interests in the merger. Please see page 8 of the proxy statement/prospectus.

Risk Factors

The Merger Agreement Limits Town Square Financial's Ability to Pursue, page 28

14.	Expand the heading of this risk factor relating to the "no-shop" provision to include the risk that those provisions discourage competition for a higher price or premium.

Response:

The requested clarification to the heading has been made on page 28.

Background of the Merger, page 39

15.	Expand the disclosure relating to the unsolicited inquiries received by Town Square Financial to clarify the number of inquiries received and how management responded to them.

Response:

The “Background of the Merger” section has been expanded to clarify the number of inquiries received by Town Square Financial and management’s response to such inquiries. Please see the revised section beginning on page 38 and continuing through page 41.

16.	Clarify whether the "competing bidder" contacted by Sheshunoff had made an unsolicited inquiry and whether there were any unsolicited inquiries that were not contacted by Sheshunoff. If there were any companies that had made unsolicited inquiries that were not invited to bid or otherwise solicited by Sheshunoff, please explain.

Response:

The “Background of the Merger” section has been expanded to discuss the unsolicited inquiries received by Town Square Financial and management’s response to such inquiries. Please see the revised section beginning on page 38 and continuing through page 41.

17.	In the fifth paragraph on page 40, expand the reasons for ending discussions with the competing bidder. In general terms, indicate what terms were so unattractive that further discussions were not pursued.

Response:

The “Background of the Merger” section has been expanded to discuss management’s evaluation of the competing bid and its reasoning for continuing negotiations with Poage Bankshares and terminating discussions with the competing bidder. Please see the revised section beginning on page 38 and continuing through page 41.

Mr. Christian Windsor

February 3, 2014

18.	Clarify how the terms of the agreement changed between the June 28 conditional letter of interest and the July 19 revised letter of interest.

Response:

The “Background of the Merger” section has been expanded to discuss the material differences between the June 28, 2013 conditional letter of interest and the July 19, 2013 revised letter of interest. Please see the revised section beginning on page 38 and continuing through page 41.

19.	Clarify how the exchange ratio and cash price were determined.

Response:

The “Background of the Merger Section” has been revised to clarify the evaluation and negotiation that occurred to determine the exchange ratio and cash price. Please see the revised section beginning on page 38 and continuing through page 41.

20.	Clarify how the stock and cash consideration mix was determined or negotiated.

Response:

The “Background of the Merger Section” has been revised to clarify the evaluation and negotiation that occurred to determine the stock and cash consideration mix. Please see the revised section beginning on page 38 and continuing through page 41.

21.	In the third paragraph on page 41, specify in general terms the "continued unresolved negotiation matters."

Response:

The third paragraph of the “Background of the Merger” section has been expanded to discuss the negotiation matters considered by the Board of Directors at the referenced board meetings. Please see the revised section beginning on page 38 and continuing through page 41.

22.	Clarify in the discussion on page 41 how the terms changed from the initial draft agreement to the October 4 draft.

Response:

The “Background of the Merger” section has been expanded to discuss the points of negotiation between the parties from the initial draft merger agreement to the October 4 draft merger agreement. Please see the revised section beginning on page 38 and continuing through page 41.

Mr. Christian Windsor

February 3, 2014

Town Square Financial's Board of Directors Unanimously Recommends, page 44

23.	If the referenced earnings accretion or efficiencies have been quantified, please disclose.

Response:

The referenced bullet point has been revised to clarify that Town Square Financial expects economies of scale and improved efficiencies to result from the transaction. Please see the revised bullet point on page 42.

24.	Explain why, despite the book value of Town Square Financial shares exceeding the implied value of the stock consideration, the Board is recommending the transaction.

Response:

Town Square Financial’s Board of Directors assessed the aggregate merger consideration, consisting of a mix of stock consideration and cash consideration, and determined that the aggregate merger consideration exceeds Town Square Financial’s book value. Accordingly, please see the revised disclosure on page 42.

Fairness Opinion of Town Square Financial's Financial Advisor, page 45

25.	Disclose that Sheshunoff has reviewed and consented to the inclusion of the disclosure relating to its fairness opinion.

Response:

The requested disclosure stating that Sheshunoff has reviewed and consented to the inclusion of the disclosure relating to its fairness opinion has been included on page 44.

26.	Expand or revise the last bullet point on page 46 to describe all material analyses performed.

Response:

The last bullet point on page 45 has been removed from the proxy statement/prospectus. Please see page 45 of the proxy statement/prospectus.

27.	Please disclose any material relationship that has existed between Town Square Financial and Sheshunoff during the last two years. Disclose the aggregate amount paid for services over the last two years whether or not they were paid in connection with this transaction. Please refer to Section 1015(b)(4) of Regulation M-A.

Response:

Please see the revised disclosure on page 44 of the proxy statement/prospectus.

Mr. Christian Windsor

February 3, 2014

Town Square Financial Discounted Cash Flow Analysis, page 47

28.	Please provide a tabular presentation of the information and analysis.

Response:

The requested tabular presentation of the discounted cash flow analysis has been added on page 46 of the proxy statement/prospectus.

Material U.S. Federal Income Tax Consequences, page 66

29.	Revise to clarify that you have an opinion of counsel that the merger will be treated as a Section 368(a) reorganization and that shareholders will recognize no gain or loss for shares received.

Response:

The referenced section has been revised to clarify that Poage Bankshares has an opinion of counsel that the merger will be treated as a Section 368(a) reorganization and that shareholders will recognize no gain or loss for shares received. Please see the revised disclosure on page 63 of the proxy statement/prospectus.

30.	Because you are filing a short-form tax opinion confirming that the disclosures in this section are the opinion of counsel, revise the language here to be the full opinion of counsel.

Response:

The referenced section has been revised to state that Poage Bankshares has obtained an opinion of its counsel. Please see the revised disclosure on page 63 of the proxy statement/prospectus.

31.	Eliminate the last sentence on page 66 because it assumes the substance of the opinion you are required to provide.

Response:

The referenced sentence has been removed from the proxy statement/prospectus. Please see the revised disclosure on page 66 of the proxy statement/prospectus.

Town Square Financial Corporation

Notes to Consolidated Financial Statements

Note D - Loans and Allowance for Loan Losses, page D-24

32.	Please revise to disclose the total amount of troubled debt restructurings at each period end presented.

Response:

Page D-23 has been revised to include the period end balances for troubled debt restructurings.

Mr. Christian Windsor

February 3, 2014

Exhibits

33.	Please provide all exhibits, including the opinions, with your next amendment to facilitate the staff’s review.

Response:

As requested, all exhibits, including the final tax opinion, are included in Amendment No. 1 to the Form S-4, or were filed in the initial filing.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me if you have any questions.

Very truly yours,

/s/ Marc Levy
Marc Levy

cc:	Ralph E. Coffman, Jr.

Jessica Livingston, Esq.

William Schroeder

Michael Valley

Kip Weissman, Esq.